SURGEPAYS, INC.

3124 BROTHER BLVD.

SUITE 410

BARTLETT, TN 38133

September 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	SurgePays, Inc. (formerly known as Surge Holdings, Inc.)
Amendment No. 3 to Registration Statement on Form S-1
Filed August 2, 2021
File No. 333-233726

Dear Ms. Wirth:

By letter dated August 13, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission provided SurgePays, Inc., formerly known as Surge Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on August 2, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are listed below, followed by the Company’s responses, in bold.

Amendment No. 3 to Registration Statement on Form S-1 filed August 2, 2021

Financial Statements

Consolidated Statements of Operations, page F-3

5.

We note your response to comment 5. SAB Topic 11:B states, in part: "depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation." Therefore, if you present a subtotal income measure, such as gross profit, it should not exclude depreciation and amortization since such exclusion would result in the presentation of a "figure for income before depreciation." Accordingly, you can revise either by not presenting a gross margin subtotal on the face of the income statement or by disclosing that you allocated, and the types of costs and expenses classified as cost of revenues.

RESPONSE: The Company has chosen to remove the gross margin line item from the face of the income statement.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

SURGEPAYS, INC.

/s/ Kevin Brian Cox
Kevin Brian Cox
Chief Executive Officer